     As filed with the Securities and Exchange Commission on
                         January 21, 1998
                                   Registration No. 333-31983
=================================================================
                SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
                         ----------------
                POST-EFFECTIVE AMENDMENT NO. 1 TO
                             FORM S-3
                      REGISTRATION STATEMENT
                              UNDER
                    THE SECURITIES ACT OF 1933
                         ----------------
                        SCAN-GRAPHICS, INC.
      (Exact name of Registrant as specified in its charter)

         Pennsylvania                          95-4091769
  (State or other Jurisdiction             (I.R.S. Employer
of Incorporation or Organization)          Identification No.)

                         ---------------

                 649 North Lewis Road, Suite 220
                  Limerick, Pennsylvania 19468
                         (610) 495-6701
          (Address, Including Zip Code, and Telephone
           Number, Including Area Code, of Registrant's
                 Principal Executive Offices)

                      LAURENCE L. OSTERWISE
                 President, Chief Executive Officer
                        Scan-Graphics, Inc.
                 649 North Lewis Road, Suite 220
                  Limerick, Pennsylvania 19468
                         (610) 495-6701
          (Name, Address, Including Zip Code, and Telephone
          Number, Including Area Code, of Agent for Service)

                            Copies to:

                      ROBERT B. MURPHY, ESQ.
                      THOMAS L. HANLEY, ESQ.
             Shulman, Rogers, Gandal, Pordy & Ecker, P.A.
                       11921 Rockville Pike
                       Rockville, MD 20852
                         (301) 230-5200
                         ----------------

  Approximate Date of Proposed Sale to the Public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule
462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         ----------------
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
=================================================================

                         EXPLANATORY NOTE

     This Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 is being filed to reflect certain material changes in the information included in the Registration Statement on Form S-3 and the pre-effective Amendment No. 1 thereto filed on July 24, 1997 and July 31, 1997, respectively. The applicable filing fee has been previously paid.

PROSPECTUS

                        SCAN-GRAPHICS, INC.
                         5,057,998 Shares
                           Common Stock

                         ----------------

     This Prospectus relates to the offer and sale from time to time by the Selling Shareholders named herein of up to 5,057,998 shares (the "Shares") of common stock, $.001 par value per share (the "Common Stock") of Scan-Graphics, Inc., a Pennsylvania corporation (the "Company"). Of the 5,057,998 Shares, (i) 3,622,651 Shares are issuable or have been issued pursuant to the terms of certain Common Stock purchase warrants ("Warrants"),
(ii) 4,198 Shares are issuable or have been issued pursuant to the terms of certain convertible notes issued by the Company (the "1997 Convertible Notes"), and (iii) 1,431,149 Shares are issuable or have been issued pursuant to the terms of the Class A, Series D Preferred Stock issued by the Company in exchange for certain of the 1997 Convertible Notes(the "Series D Preferred"). See "Selling Shareholders."

     The Company will not receive any proceeds from the sale of the Shares offered hereby by the Selling Shareholders(other than the exercise price delivered by each holder of the Warrants upon exercise of such Warrants). The Company has agreed to pay the expenses of registration of the Shares, including related legal and accounting fees and expenses. The Selling Shareholders will bear all selling expenses, commissions, discounts and similar expenses in connection with the sale of their Shares.

     The Selling Shareholders have not advised the Company of any specific plans for the distribution of the Shares covered by this Prospectus. The Shares may be offered and sold from time to time by the Selling Shareholders in ordinary broker's transactions on Nasdaq or any national securities exchange on which the Common Stock may be listed at the time of sale, in the over-the-counter market, through sales to one or more dealers for the resale of such Shares as principals, in negotiated transactions, or otherwise, at fixed prices, at market prices prevailing at the time of sale, at prices related to such prevailing prices, or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Selling Shareholders in connection with such sales of Shares. The Selling Shareholders and the broker-dealers to or through whom sale of the Shares may be made may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended, and their commissions or discounts and other compensation may be regarded as underwriters' compensation. See "Plan of Distribution."

     The Common Stock is traded on the Nasdaq SmallCap Market under the symbol "SCNG." On January 13, 1998, the closing bid price of the Common Stock was $2 9/16.

   THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
   SEE "RISK FACTORS" COMMENCING ON PAGE 6 OF THIS PROSPECTUS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      The date of this Prospectus is January ___, 1998

                         ----------------

     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING SHAREHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                        TABLE OF CONTENTS

                                                Page
                                                ----

  Available Information.........................
  Incorporation of Certain
    Documents by Reference......................
  The Company...................................
  Risk Factors..................................
  Use of Proceeds...............................
  Recent Developments...........................
  Selling Shareholders..........................
  Plan of Distribution..........................
  Legal Matters.................................
  Experts.......................................

                      AVAILABLE INFORMATION

          The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy statements and other information may be inspected and copied at the Public Reference Room of the Commission's principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Securities and Exchange Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Electronic filings made through the Electronic Data Gathering Analysis and Retrieval System are also publicly available through the Commission's Web Site (http://www.sec.gov). In addition, such material may also be inspected and copied at the offices of The Nasdaq Stock Market, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

    The Company has filed with the Commission a Registration Statement on Form S-3 with respect to the securities offered by this Prospectus. This Prospectus does not contain all of the information set forth or incorporated by reference in the Registration Statement and the exhibits and schedules to the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the securities offered, reference is made to the Registration Statement and the exhibits and schedules filed as a part of or incorporated by reference in the Registration Statement. Each such statement is qualified in all respects by such reference to such exhibit. The Registration Statement, including exhibits and schedules thereto, as well as the reports and other information filed by the Company with the Commission, may be inspected and obtained as set forth in the preceding paragraph. Statements contained in this Prospectus concerning the contents of any document referred to herein are not necessarily complete and in each instance reference is made to the applicable document filed with the Commission.

         INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents or portions of documents filed by the Company with the Commission (File No. 0-15864) are incorporated by reference in this Prospectus.

     (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

     (b) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

     (c) The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.

     (d) The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

     (e) All other reports pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange
Act"), since the end of the Company's fiscal year ended December
31, 1996.

     (f) The description of the Company's Common Stock which is contained in the Company's Registration Statement on Form 8-B filed under the Exchange Act, including any amendment or reports filed for the purpose of updating such description.

     All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents.

     Any statement contained in a document, all or a portion of which is incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained or incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person to whom this Prospectus is delivered a copy of any or all of such documents which are incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Written requests for copies should be directed to Michael Mulshine, Secretary, Scan-Graphics, Inc., 649 North Lewis Road, Limerick, PA 19468.

                        THE COMPANY

     Scan-Graphics, Inc., is a provider of Geographic Information Systems ("GIS") database management software products and is a pioneer and leader in scanning and image processing technology, large document scanners, backfile conversion services, and imaging software and systems. The Company markets its products internationally through systems integrators and distributors.
The Company's principal offices are located at 649 North Lewis Road, Limerick, Pennsylvania 19468, and its telephone number at that address is (610) 495-6701.

                         RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered carefully by prospective investors in evaluating the Company and its business before purchasing the Shares offered hereby. This Prospectus contains certain forward-looking statements and information which may be identified by the use of forward-looking terminology such as "believes," "expects," "may," "should," or "anticipates" or the negative thereof or other variations thereon or comparable terminology or as discussions of strategy. No assurance can be given that the future results covered by the forward-looking statements will be achieved or that the events contemplated thereby will occur or have the effects anticipated. The following matters constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from those covered in such forward-looking statements. In addition, other factors could cause actual results to vary materially from the anticipated results covered in such forward-looking statements.

     History of Operating Losses. The Company has a history of losses. Other than for achieving a nominal net operating profit for the fiscal year ended December 31, 1992, the Company has incurred net operating losses in 1988 and in each year thereafter. As of November 30, 1997, the Company had accumulated losses (deficit) of approximately $18,640,000 and stockholders' equity of approximately $793,000. The Company has taken steps to attempt to improve its results from operations and financial condition by acquiring Sedona GeoServices, Inc. ("Sedona") in July 1995 and Tangent Engineering, Inc. ("Tangent") in December 1995, raising capital through the private placement of its securities, expanding sales distribution channels for its products and introducing new products into the market. There exist uncertainties as to product acceptance and the potential market for the Company's new products, including those of its subsidiaries, Sedona and Tangent, and, as a result, there can be no assurance that the Company will be able to reverse the operating loss trend or assure future profitability.

     Effect of Offering on Market Price of Common Stock. The number of shares of Common Stock being offered pursuant to this Prospectus by the Selling Shareholders, including the number of shares issuable upon exercise of the Warrants, the conversion of the 1997 Convertible Notes, and the conversion of the Series D Preferred, represents approximately 21.9% of the total Common Stock outstanding as of December 31, 1997. The Company anticipates that each Selling Shareholder will offer its Common Stock at such time and in such manner as such Selling Shareholder deems appropriate. The possibility that substantial amounts of Common Stock may be sold in the public market by the Selling Shareholders or by other holders of warrants, options or other rights to acquire shares of Common Stock may adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities. See "-- Exercise of Warrants, Options, Convertible Notes and Series D Preferred" and "Plan of Distribution."

     Exercise of Warrants, Options, Convertible Notes and Series D Preferred. As of December 31, 1997, there were outstanding warrants to purchase 6,348,337 shares of Common Stock, of which warrants to purchase an aggregate of 4,688,731 shares of Common Stock were immediately exercisable. The outstanding warrants are exercisable at prices ranging from approximately $0.38 to $5.29 per share. The weighted average exercise price of all outstanding warrants as of December 31, 1997 was approximately $3.21 per share. As of such date, there were also outstanding options to purchase 1,642,360 shares of Common Stock, of which options to purchase 912,361 shares of Common Stock were immediately exercisable. All of these options were issued to officers, directors, employees and contractors of the Company and are exercisable at prices ranging from approximately $0.46 to $4.00 per share. The weighted average exercise price of all options outstanding as of December 31, 1997 was approximately $2.57 per share. As of December 31, 1997 there were also outstanding 3,300 shares of series D Preferred. Based on the average closing bid price for the five trading days ended December 31, 1997, the outstanding shares of Series D Preferred would be convertible into an aggregate of 1,431,146 shares of Common Stock. See "Recent Developments -- Exchange Offer." While outstanding warrants and options are exercisable or while conversions of the Series D Preferred are "in the money", the holders thereof have the opportunity to profit from a rise in the market price of the Common Stock. The possibility that substantial amounts of Common Stock may be sold in the public market by holders of warrants, options or other rights to acquire shares of Common Stock may adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities. See "-- Effect of Offering on Market Price of Common Stock."

     No Assurance of Active Public Market; Possible Volatility of Stock Price; No Dividends. Prior to the date of this Prospectus, there has been an active public market for the Company's Common Stock, but there can be no assurance that an active public market will be sustained. Additionally, the market price for the Company's Common Stock has been volatile. The Company has not paid any cash dividends on its Common Stock and does not anticipate paying any such dividends in the foreseeable future. See "--Nasdaq Listing Requirements."

     Need for Additional Funding. The Company will not receive any of the proceeds from the sale of Shares by the Selling Shareholders. In the event that some or all of the Warrants were to be exercised, the Company would receive the net proceeds upon such exercises. See "Use of Proceeds." The Company believes that additional financing, in the form of the proceeds from the exercise of approximately 10% of its currently outstanding warrants and/or other financing activities, will be required for the Company to conduct its operations as currently contemplated for a period of at least one year. The Company also believes it may need to raise substantial additional funds to support its long-term growth, in which case the Company may seek additional funding through public or private sales of its securities, including equity securities. There can be no assurance, however, that any of the outstanding warrants will be exercised or that other additional financing will be available on terms acceptable to the Company, or at all. See "-- History of Operating Losses."

     Net Operating Loss Carryforwards. As of December 31, 1996, the Company had net operating loss carryforwards ("NOLs") for federal income tax purposes aggregating approximately $11.7 million. These NOLs, if unused, will expire between 1999 and 2009. At December 31, 1996 the related deferred tax asset amounts to approximately $5.2 million and has been entirely offset by a valuation allowance of $5.2 million. As discussed above in "-- History of Operating Losses," the Company has taken steps that it believes will improve its results of operations, but there exist uncertainties as to product acceptance and the potential market for its new products, and, as a result, there can be no assurance that the Company will be able to reverse the operating loss trend or assure future profitability. Also,
Section 382 of the Internal Revenue Code of 1986, as amended (the "Code") imposes an annual limitation on the amount of taxable income that may be offset by net operating loss carryforwards of a corporation if the losses giving rise to the net operating loss carryforwards were incurred before an "ownership change." The use by the Company of the NOLs to offset future taxable income will be limited by Section 382 of the Code and may be limited by other provisions of the Code. The Company believes that this offering will not trigger an ownership change under Section 382. The Internal Revenue Service may dispute the amount of the NOLs, may disagree with the Company's interpretation of how Section 382 applies to limit its use of the NOLs and may contend that limitations contained in the Code, other than those discussed above, apply to the Company's NOLs. Therefore, no assurances can be given with respect to the existence or potential use of the Company's NOLs.

     Nasdaq SmallCap Market Listing Requirements. For continued inclusion of the Common Stock on the Nasdaq SmallCap Market, the Company must meet certain listing requirements imposed by Nasdaq. On August 22, 1997, the Commission approved new listing standards that had been adopted by Nasdaq which govern the Nasdaq National Market and the Nasdaq SmallCap Market. The Company has been informed by Nasdaq that the new listing standards with respect to companies already listed on the Nasdaq SmallCap Market take effect on February 22, 1998 (the "New Listing Requirements"), and that until such date, the listing standards in effect prior to August 22, 1997 (the "Current Listing Requirements") would continue to apply to the Company. The Company currently believes that it will meet the new Listing Requirements once they become effective.

     By letter dated November 14, 1997, Nasdaq informed the Company that it fails to meet one of the Current Listing Requirements for continued listing on the Nasdaq SmallCap Market, which requires that the Company maintain capital and surplus of at least $1 million. The Nasdaq notification letter requested that the Company demonstrate compliance with the Current Listing Requirements or, alternatively, submit a definitive plan which the Company believes would result in its meeting the Current Listing Requirements. In the event that the Company failed to comply with the request in a timely and acceptable manner, Nasdaq would issue a formal notice of deficiency and act to delist the Common Stock from the Nasdaq SmallCap Market. The Company submitted a plan of compliance with Nasdaq on December 1, 1997. Nasdaq responded to the Company's submission by letter dated December 18, 1997. In that letter, Nasdaq provided the Company with an extension until January 20, 1998 to demonstrate compliance. However, Nasdaq has informed the Company that the Company will be subject to, and must show compliance by that date with, a more stringent capital and surplus standard than provided for in Nasdaq's Current Listing Requirements. In addition, the terms of the extension require that the Company make a public filing with the Commission and Nasdaq by January 20, 1998. The public filing must contain a full balance sheet and statement of operations based on December 31, 1997 fiscal year numbers and evidence a capital and surplus of at least $2,300,000. As discussed herein under "Recent Developments -- Exchange Offer," the Company has recently completed an exchange with holders of the 1997 Convertible Notes which involved the issuance of shares of Series D Preferred in exchange for all of the outstanding 1997 Convertible Notes. The Company believes that the completion of the Exchange Offer has increased the Company's capital and surplus above $2,300,000.

     If the Company fails to comply with the terms of the extension, Nasdaq will delist the Common Stock from the Nasdaq SmallCap Market at the close of the market on January 27, 1998. The Company has notified Nasdaq that it will appeal Nasdaq's decision to apply a more stringent capital and surplus standard than provided for in Nasdaq's Current Listing Requirements and the requirement that a public filing must be made which contains a full balance sheet and statement of operations based on December 31, 1997 fiscal year numbers by January 20, 1998. The filing of such an appeal effectively stays any delisting proceedings until the appeal is heard and a determination is made. The Company is unable to predict the outcome of its appeal. Delisting of the Common Stock from the Nasdaq SmallCap Market could have a material adverse effect on the market price of and trading market for the Common Stock.

     Dependence on Key Personnel. The Company is dependent upon the efforts, ability and experience of several key members of its management for the successful operation and development of its business. In addition, the Company believes that its future success will depend in large part upon its ability to attract and retain technically qualified personnel with backgrounds in engineering, software development, production and marketing. There can be no assurance that the Company will be able to retain key employees. The loss of the services of one or more key employees could have a material adverse effect on the Company's business.

     Technological Obsolescence. The Company maintains continuous research and development programs with the goal of maintaining its software and scanner products as technically strong competitive offerings to their respective markets. The Company has incurred research and development expenses of approximately $744,000, $582,000 and $783,000, which amounted to 14.7%, 11.7% and 15.5% of its total revenues for the years 1996, 1995 and 1994, respectively. The Company anticipates research and development expenses of approximately 31% of total revenues in 1997 and approximately 15% of total revenues in 1998. Although the Company intends to continue its on-going research and development efforts, the Company's competitors might succeed in developing technologies and products that are more attractive than any that are being developed and marketed by the Company or that would otherwise render the Company's technology and products obsolete or noncompetitive.

     Competition. The GIS, scanning and image processing industries are highly competitive. The Company competes with a number of competitors, many of which have substantially greater financial and marketing resources than the Company. The Company offers an advanced line of GIS software and large format scanners and imaging software through a variety of domestic and international distribution channels. There can be no assurance that the Company will not encounter competition in the future which will limit the Company's ability to maintain and increase its position in the market for its products or otherwise adversely affect the Company's business. The Company has only recently begun to compete in the GIS software market and there can be no assurance that the Company will be able to successfully compete with its more established competitors.

                      USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Shares by the Selling Shareholders. In the event that any or all of the Warrants held by the Selling Shareholders were to be exercised, the net proceeds to the Company would be used for product development, sales and marketing expenses, working capital and for general corporate purposes. Prior to expenditure, the net proceeds from the exercise of the Warrants will be invested in high grade short term interest bearing investments.

                      RECENT DEVELOPMENTS

     Warrant Exercises. In November and December 1997, warrant holders associated with the Company's 1996 debenture financing and others exercised warrants representing 181,357 shares of Common Stock, resulting in the Company's receipt of approximately $390,000.

     Tangent Imaging Systems. The Company's monochrome scanner operation has placed fifteen of its new series CF1300 units with newspapers across the country. Some of these units represent outright purchases and others have been shipped on an evaluation basis. This product allows newspapers to move toward a total electronic pagination by eliminating the need for expensive stat camera installations. The Company believes that within the next two to three years many of the newspapers within North America and throughout the world will purchase a comparable product.

     Exchange Offer. In an effort to restructure its balance sheet and reduce its outstanding indebtedness, the Company approached holders of outstanding 1997 Convertible Notes and offered to exchange shares of a newly-created series of Class A Preferred Stock for such 1997 Convertible Notes. As of December 31, 1997, holders of $3,300,000 in aggregate principal amount of the 1997 Convertible Notes agreed to exchange those notes for 3,300 shares of Series D Preferred. The Company believes that the completion of the Exchange Offer will allow it to comply with the Nasdaq SmallCap Market Current Listing Requirements. See "Risk Factors -- Nasdaq SmallCap Market Listing Requirements." Holders of Series D Preferred are entitled to receive a cumulative dividend of 7% per year computed on the basis of a stated liquidation value of $10.00 per share before any dividends may be set apart for or paid on the Company's outstanding Class A Preferred Stock, Series A, or the Common Stock.

     In addition, shares of Series D Preferred are convertible at the option of the holder into shares of the Company's Common Stock. The conversion rate at which the shares may be converted into shares of Common Stock is equal to the lesser of $7.00 or the Adjusted Market Price of the Common Stock. If the average closing bid price for the Common Stock for the five trading days immediately preceding the date of conversion is less than $4.00 per share, the "Adjusted Market Price" is equal to the average closing bid price less a 10% conversion discount ("Conversion Discount"). If the average closing bid price for the Common Stock for the five trading days immediately preceding the date of conversion is greater than $4.00 but less than $7.00 per share, the "Adjusted Market Price" is equal to the average closing bid price less the Conversion Discount adjusted by an increase of 1% for each $.20 increase in the average closing bid price over $4.00 per share. The terms of the Series D Preferred restrict the amount that may be converted into Common Stock in any month to 10% of the original 1997 Convertible Note amount, except that this restriction will not apply in the event that (i) the conversion price is greater than $7.00 per share, or (ii) Mr. Osterwise ceases to be the Company's Chief Executive Officer.

                       SELLING SHAREHOLDERS

          The following table sets forth, as of December 31, 1997, certain information regarding the beneficial ownership of Common Stock held by the Selling Shareholders who may resell Shares pursuant to this Prospectus. The table may not reflect any transactions in the Common Stock by the persons listed below subsequent to December 31, 1997, including pursuant to exercises of warrants or options or conversions of 1997 Convertible Notes.

                                   NUMBER OF
                  COMMON STOCK     SHARES OF     COMMON STOCK
                  OWNED PRIOR TO   COMMON STOCK    OWNED AFTER
NAME              THE OFFERING(1)  TO BE OFFERED  THE OFFERING(2)
----              --------------   -------------  ---------------
                                                   NUMBER PERCENT
                                                   ------ -------

Stephen J. Harmelin(3)   10,000(4)       10,000          0      *
Joseph Jacovini(5)       15,000(6)       15,000          0      *
Dilworth, Paxson, Kalish
 & Kaufmann, LLP (7)     12,500(8)       12,500          0      *
Denis P. Kelly(9)        17,500(10)       7,500     10,000      *
Ronald B. MacIntyre      12,500(11)      12,500          0      *
Richard L. Rex(12)       51,000(13)      51,000          0      *
William C. Hubbard(14)  259,000(15)      50,000    209,000   1.31
Berardi & DeAngelo
 Consultants, Inc.(16)  300,000(17)     200,000    100,000      *
Mueller Trading, LP       1,935(18)       1,233        702      *
Ruthy Halima              1,935(18)       1,118        817      *
Wolowitz Pension Fund     5,806(19)       3,669      2,317      *
Moshe Mueller             1,935(18)       1,257        678      *
Clifton Management &
 Trading, Inc.            1,935(18)       1,223        712      *
Samuel Shapiro            1,935(18)       1,077        858      *
OHR Somayach Tanenbaum
  Education Center        9,677(20)       5,068      4,609      *
Mirrer Yeshiva
  Central Institute       9,677(20)       6,114      3,563      *
Rita Folger              67,021(21)      60,248      6,773      *
Seth Antine               3,871(22)       2,446      1,425      *
Mark Nordlicht          239,449(23)     202,777     36,672      *
Jules Nordlicht         443,406(24)     409,539     33,867      *
Chesed Avraham           82,039(25)      68,492     13,547      *
Mark Fisher              19,355(26)      12,113      7,242      *
Leonard J. Adams         19,355(26)      12,560      6,795      *
Wayne Saker              19,355(26)      12,560      6,795      *
Israel Trading Fund, Ltd.58,065(27)      27,404     30,661      *
Yeshiva Beth Mikroh      19,355(26)      12,582      6,773      *
Reuven Dessler           19,355(26)      12,346      7,009      *
The NAIS Corp.            1,935(18)       1,223        712      *
American Stock Transfer
 & Trust Company         38,710(28)      24,225     14,485      *
Millenco L.P.           571,988(29)     571,988          0      *
Ace Foundation          433,288(30)     433,288          0      *
Saleslink LTD           259,973(31)     259,973          0      *
The Jerusalem Fund       43,329(32)      43,329          0      *
Karfunkel Family
 Foundation              47,666(33)      47,666          0      *
Jack Rudman              43,329(32)      43,329          0      *
Moses Elias              43,329(32)      43,329          0      *
Mr. and Mrs. Moshe
 Lehrfield               47,666(33)      47,666          0      *
Jeremy Fineberg          47,666(33)      47,666          0      *
Andreas Typaldos         47,666(33)      47,666          0      *
S. Sandor Brull          47,666(33)      47,666          0      *
Bodenhimer Foundation    43,329(32)      43,329          0      *
Abraham Ziskind          43,329(32)      43,329          0      *
Broad Capital
  Associates          2,100,000(34)   2,100,000          0      *
---------------

* Represents beneficial ownership of less than 1% of the outstanding shares of Common Stock.

(1) Beneficial ownership is determined in accordance with the rules of the Commission, and includes voting or investment power with respect to the shares beneficially owned. Unless otherwise noted, all shares are beneficially owned, and sole voting and investment power is held by the person named.
(2) Assuming the sale of all Shares listed under "Number of Shares of Common Stock to be Offered." Also assumes that none of the Selling Shareholders sell securities which are beneficially owned by them and are not listed in such column or purchase or otherwise acquire additional Common Stock or securities convertible into or exchangeable for Common Stock.
(3) Mr. Harmelin has provided certain business development consulting services to the Company.
(4) Includes 10,000 shares issuable upon exercise of outstanding warrants.
(5) Mr. Jacovini has provided certain business development consulting services to the Company.
(6) Includes 15,000 shares issuable upon exercise of outstanding warrants.
(7) Dilworth, Paxson, Kalish & Kaufmann has provided certain business development consulting services to the Company.
(8) Includes 12,500 shares issuable upon exercise of outstanding warrants.
(9)  Mr. Kelly is the former Director of Finance of the Company.
(10) Includes 7,500 shares issuable upon exercise of outstanding warrants.
(11) Includes 12,500 shares issuable upon exercise of outstanding warrants.
(12) Mr. Rex is Senior Vice President of Tangent Imaging Systems, a division of the Company.
(13) Includes 51,000 shares issuable upon exercise of outstanding warrants.
(14) Mr. Hubbard is Executive Vice President of the Company.
(15) Includes 131,000 shares issuable upon exercise of outstanding warrants and 10,000 shares issuable upon the exercise of outstanding stock options.
(16) Berardi & DeAngelo Consultants, Inc. provide certain business development consulting services to the Company.
(17) Includes 300,000 shares issuable upon exercise of outstanding warrants.
(18) Includes 1,935 shares issuable upon exercise of outstanding warrants.
(19) Includes 5,806 shares issuable upon exercise of outstanding warrants.
(20) Includes 9,677 shares issuable upon exercise of outstanding warrants.
(21) Includes 36,663 shares issuable upon exercise of outstanding warrants, and 30,358 shares issuable upon conversion of Series D Preferred stock.
(22) Includes 3,871 shares issuable upon exercise of outstanding warrants.
(23) Includes 131,168 shares issuable upon exercise of outstanding warrants, and 104,083 shares issuable upon conversion of Series D Preferred stock.
(24) Includes 235,239 shares issuable upon exercise of outstanding warrants, and 208,167 shares issuable upon conversion of Series D Preferred stock.
(25) Includes 56,018 shares issuable upon exercise of outstanding warrants, and 26,021 shares issuable upon conversion of Series D Preferred stock.
(26) Includes 19,355 shares issuable upon exercise of outstanding warrants.
(27) Includes 58,065 shares issuable upon exercise of outstanding warrants.
(28) Includes 38,710 shares issuable upon exercise of outstanding warrants.
(29) Includes 207,696 shares issuable upon exercise of outstanding warrants, and 364,292 shares issuable upon conversion of Series D Preferred stock.
(30) Includes 173,080 shares issuable upon exercise of outstanding warrants, and 260,208 shares issuable upon conversion of Series D Preferred stock.
(31) Includes 103,848 shares issuable upon exercise of outstanding warrants, and 156,125 shares issuable upon conversion of Series D Preferred stock.
(32) Includes 17,308 shares issuable upon exercise of outstanding warrants, and 26,021 shares issuable upon conversion of Series D Preferred stock.
(33) Includes 17,308 shares issuable upon exercise of outstanding warrants, and 30,358 shares issuable upon conversion of Series D Preferred stock.
(34) Includes 2,100,000 shares issuable upon exercise of outstanding warrants.

                    PLAN OF DISTRIBUTION

     The Shares owned or to be acquired by the Selling Shareholders upon exercise of Warrants or the conversion of the 1997 Convertible Notes and/or Series D Preferred may be sold from time to time by the Selling Shareholders, or by pledgees, donees, transferees or other successors in interest. There is no assurance that any Selling Shareholder will sell any or all of the Shares offered by such Selling Shareholder.

     The Shares may be offered and sold from time to time by the Selling Shareholders in ordinary broker's transactions on Nasdaq or any national securities exchange on which the Common Stock may be listed at the time of sale, in the over-the-counter market, through sales to one or more dealers for the resale of such Shares as principals, in negotiated transactions, or otherwise, at fixed prices, at market prices prevailing at the time of sale, at prices related to such prevailing prices, or at negotiated prices. Broker-dealers who acquire Shares as principals may thereafter resell such Shares from time to time in transactions which may involve cross and block transactions and which may involve sales to and through other broker-dealers. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Selling Shareholders in connection with such sales of Shares. In addition, any Shares covered by this Prospectus which qualify for sale under Rule 144 under the Securities Act may be sold pursuant to Rule 144 rather than pursuant to this Prospectus.

     The Selling Shareholders and the broker-dealers to or through whom sale of the Shares may be made may be deemed to be "underwriters" within the meaning of the Securities Act, and their commissions or discounts and other compensation received in connection with such sales may be regarded as underwriters' compensation.

     The Selling Shareholders have not advised the Company of any specific plans for the distribution of the Shares covered by this Prospectus. Upon the Company's being notified by the Selling Shareholders that any material arrangement has been entered into with a broker-dealer or underwriter for the sale of a material portion of the Shares covered by this Prospectus, a Prospectus supplement or post-effective amendment to the Registration Statement will be filed setting forth the name of the participating broker-dealer(s) or underwriters, the number of Shares involved, the price or prices at which such Shares were sold by the Selling Shareholders, the commissions paid or discounts or concessions allowed by the Selling Shareholders to such broker-dealers or underwriters, and other material information.

     The Company has advised the Selling Shareholders that the anti-manipulation rules promulgated under the Exchange Act, including Regulation M, may apply to sales of the Shares offered hereby by the Selling Shareholders.

     The Company has agreed to bear all costs relating to the registration of the Shares. Any commissions or other fees payable to broker-dealers in connection with any sale of the Shares will be borne by the Selling Shareholders or other party selling such Shares.


                         LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby
(those shares underlying the Warrants and the 1997 Convertible
Notes) will be passed upon for the Company by Dilworth, Paxson, Kalish & Kaufmann LLP.

     The validity of the shares of Common Stock offered hereby
(those shares underlying the Series D Preferred) will be passed upon for the Company by Shulman, Rogers, Gandal, Pordy & Ecker,
P.A., Rockville, Maryland.

                            EXPERTS

     The financial statements and schedule incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in its report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

                             PART II
               INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution*

     SEC Registration fee....................$ 5,280
     Printing fees...........................  1,500
     Accounting fees.........................  2,000
     Legal fees.............................. 15,000
     Miscellaneous...........................  2,000

        Total................................$25,780
                                              =====

* Estimated, except for SEC Registration fee. No portion of these expenses will be borne by the Selling Shareholders.

Item 15.  Indemnification of Directors and Officers.

     The Pennsylvania Business Corporation Law of 1988, as amended (the "BCL"),permits a corporation to indemnify its directors and officers against expenses(including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any pending, threatened or completed action or proceeding, and permits such indemnification against expenses (including attorney's fees) incurred by them in connection with any pending, threatened or completed derivative action, if the director or officer has acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Pennsylvania law requires that a corporation indemnify its directors and officers against expenses (including attorney's fees) actually and reasonably incurred by them in connection with any action or proceeding, including derivative actions, to the extent that such person has been successful on the merits or otherwise in defense of the action or in defense of any claim, issue or matter therein. Furthermore, Pennsylvania law provides that expenses incurred in defending any action or proceeding may be paid by the corporation in advance of the final disposition upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined that the director or officer is not entitled to be indemnified by the corporation.

     In Pennsylvania, the statutory provisions for indemnification and advancement of expenses are non-exclusive with respect to any other rights, such as contractual rights or under a by-law or vote of shareholders or disinterested directors, to which a person seeking indemnification or advancement of expenses may be entitled. Such contractual or other rights may, for example, under Pennsylvania law, provide for indemnification against judgments, fines and amounts paid in settlement incurred by the indemnified person in connection with derivative actions. Pennsylvania law permits such derivative action indemnification in any case except where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

     The provisions of Article VII of the Company's By-laws require or authorize indemnification of officers and directors in all situations in which it is not expressly prohibited by law. At the present time, the limitations on indemnification would be dictated by the BCL and related legislation, which prohibit indemnification where the conduct is determined by a court to constitute willful misconduct or recklessness. Subject to these statutory limitations, the By-laws specifically authorize indemnification against both judgments and amounts paid in settlement of derivative suits. These provisions also authorize indemnification for negligence or gross negligence and for punitive damages and certain liabilities incurred under the federal securities laws. The By-laws also prohibit indemnification attributable to receipt from the Company of a personal benefit to which the recipient is not legally entitled.

     Under the indemnification provisions of the By-laws a person who has incurred an indemnifiable expense or liability would have a right to be indemnified, and that right would be enforceable against the Company as long as indemnification is not prohibited by law. To the extent indemnification is permitted only for a portion of a liability, the By-laws also require the Company to indemnify such portion.

     Section 7.03 of the By-laws provides that the financial ability of a person to be indemnified to repay an advance of indemnifiable expenses is not a prerequisite to the making of the advance.

     Section 7.06 of the By-laws provides that any dispute concerning a person's right to indemnification or advancement of expenses thereunder will be resolved only by arbitration by three persons, each of whom is required to have been a director or executive officer of a corporation whose shares, during at least one year of such service, were listed on the New York Stock Exchange or the American Stock Exchange or were quoted on the NASDAQ system. The Company also is obligated to pay the expenses (including attorney's fees) incurred by any person who is successful in the arbitration. The arbitration provisions effectively waive the Company's right to have a court determine the unavailability of indemnification in cases involving willful misconduct or recklessness.

     Section 7.07 of the By-laws provides that in circumstances in which indemnification is held to be unavailable, the Company must contribute to the liabilities to which a director or officer may be subject in such proportion as is appropriate to reflect the intent of the indemnification provisions of the By-laws. Since the foregoing provisions purport to provide partial relief to directors and officers in circumstances in which the law or public policy is construed to prohibit indemnification, substantial uncertainties exist as to the enforceability of the provisions in such circumstances.

     Section 7.10 of the By-laws also contains provisions stating that the indemnification rights thereunder are not exclusive of any other rights to which the person may be entitled under any statute, agreement, vote of shareholders or disinterested directors or other arrangement.

     All future directors and officers of the Company automatically would be entitled to the protections of the indemnification provisions of the By-laws at the time they assume office.

     Pennsylvania law permits a corporation to purchase and maintain insurance on behalf of any director or officer of the corporation against any liability asserted against the director or officer and incurred in such capacity, whether or not the corporation would have the power to indemnify the director or officer against such liability. The directors and officers of the Company are currently covered as insureds under a directors' and officers' liability insurance policy.

Item 16.  Exhibits.

     Number       Description

      4.1 Articles of Incorporation. (Incorporated by reference to Exhibit 3.1 to the Company's
                  Current Report on Form 8-K dated June 15,1992).

      4.2         By-laws.  (Incorporated by reference to Exhibit
                  3.2 to the Company's Current Report on Form
                  8-K, dated June 15, 1992).

      4.3 Form of Private Placement Purchase Agreement for Warrants. (Incorporated by reference to Exhibit 4.5 to the Company's Registration Statement on Form S-3, File No. 333-3719).

      4.4** Form of Private Placement Purchase Agreement for Units consisting of Convertible Notes and Warrants.

      4.5**       Warrant to purchase 2,100,000 shares of Common
                  Stock dated April 8, 1997, issued to Broad
                  Capital Associates, Inc.

      5.1**       Opinion of Dilworth, Paxson, Kalish
                  & Kaufmann LLP.


      5.2*        Opinion of Shulman, Rogers, Gandal, Pordy &
                  Ecker, P.A.

     23.1*        Consent of BDO Seidman, LLP.

     23.2**       Consent of Dilworth, Paxson, Kalish
                  & Kaufmann LLP (included in Exhibit 5.2).

     23.3*        Consent of Shulman, Rogers, Gandal, Pordy &
                  Ecker, P.A. (included in Exhibit 5.3).

     24.1*        Power of Attorney (contained on signature
                  page).
---------------
*    Filed herewith
**   Previously Filed

Item 17.  Undertakings.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
Statement:

     (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

   (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that the undertakings set forth in paragraphs
(i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d)of the Exchange Act that are incorporated by reference in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to
Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                           SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Limerick, Commonwealth of Pennsylvania, on January 20, 1998.

                                    SCAN-GRAPHICS, INC.


                                    By:/s/ Laurence L. Osterwise
                                       -------------------------
                                       Laurence L. Osterwise,
                                       President, Chief
                                       Executive Officer

                        POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints Laurence L. Osterwise and Michael Mulshine and each of them, as his lawful attorney-in-fact and agent, each with full power of substitution and resubstitution for him and in his name, place and stead in any and all capacities to execute in the name of each such person who is then an officer or director of the registrant any and all amendments (including post-effective amendments) to this registration statement and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing required or necessary to be done in and about the premises as fully as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates stated.

     Signature                  Title              Date
     ---------                  -----              ----

/s/ Andrew E. Trolio         Chairman of        January 14, 1998
-------------------------    the Board of
Andrew E. Trolio             Directors


/s/ Laurence L. Osterwise    President, Chief   January 19, 1998
-------------------------    Executive Officer
Laurence L. Osterwise        and Director
                            (Principal Executive,
                             Financial and
                             Accounting Officer)

/s/ Michael A. Mulshine      Director and       January 19, 1998
-------------------------    Secretary
Michael A. Mulshine

                             Director           January __, 1998
-------------------------
David S. Hirsch

/s/ James C. Sargent         Director           January 16, 1998
-------------------------
James C. Sargent

/s/ R. Barry Borden          Director           January 19, 1998
-------------------------
R. Barry Borden

                             Director           January __, 1998
-------------------------
Jack A. Pellicci

                           EXHIBIT INDEX

Exhibit     Description                                     Page
-------     -----------                                     ----

4.1 Articles of Incorporation. (Incorporated by reference to Exhibit 3.1 to the Company's
            Current Report on Form 8-K dated June 15,1992).

4.2         By-laws.  (Incorporated by reference to Exhibit
            3.2 to the Company's Current Report on Form
            8-K, dated June 15, 1992).

4.3 Form of Private Placement Purchase Agreement for Warrants. (Incorporated by reference to Exhibit 4.5 to the Company's Registration
            Statement on Form S-3, File No. 333-3719).

4.4** Form of Private Placement Purchase Agreement for Units consisting of Convertible Notes and Warrants.

4.5**       Warrant to purchase 2,100,000 shares of Common
            Stock dated April 8, 1997, issued to Broad
            Capital Associates, Inc.

5.1**       Opinion of Dilworth, Paxson, Kalish
            & Kaufmann LLP.

5.2*        Opinion of Shulman, Rogers, Gandal, Pordy &
            Ecker, P.A.

23.1*       Consent of BDO Seidman, LLP.

23.2**      Consent of Dilworth, Paxson, Kalish
            & Kaufmann LLP (included in Exhibit 5.2).

23.3*       Consent of Shulman, Rogers, Gandal, Pordy &
            Ecker, P.A. (included in Exhibit 5.3).

24.1* Power of Attorney (contained on signature page).

---------------

*    Filed herewith
**   Previously Filed